UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ECOLAB INC.

(Exact name of registrant as specified in its charter)

Delaware	1-9328
(State or other jurisdiction of incorporation or organization)	(Commission File Number)

1 Ecolab Place, Saint Paul, Minnesota	55102
(Address of principal executive offices)	(Zip Code)

Jandeen Boone, Esq., General Counsel and Secretary 1-800-232-6522

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

⌧   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☐   Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended __________.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Except where the context otherwise requires, references in this Form SD to “Ecolab,” “Company,” “we” and “our” are to Ecolab Inc.

Ecolab has filed a Conflict Minerals Report for the reporting period from January 1, 2024 to December 31, 2024. The Conflict Minerals Report is provided as an exhibit to this Form SD and is publicly available at https://www.ecolab.com/about/suppliers/supplier-policies. The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this report or the Conflict Minerals Report.

Information concerning conflict minerals from recycled or scrap sources that may be contained in our in-scope products is included in the Conflict Minerals Report and is incorporated in this Form SD by reference.

Item 1.02 Exhibit

The Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report.

Not applicable.

Section 3 - Exhibits

Item 3.01 Exhibits

Exhibit No.	Document

1.01	Conflict Minerals Report for the reporting period from January 1, 2024 to December 31, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ECOLAB INC.
(Registrant)

By:	/s/ Youhao Dong	May 30, 2025
Name:	Youhao Dong
Title:	Deputy General Counsel Securities and
Assistant Secretary